EXHIBIT 12.1

1ST UNITED BANCORP, INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands, Except Ratios)

(Unaudited)

	Nine Months
	Ended
	September 30,		Years ended December 31,
	2013		2012		2011		2010		2009		2008
Earnings available for fixed charges
Income before income taxes	$6,783		$7,536		$5,954		$2,613		$4,847		$(2,111)
Add:
Fixed charges	2,884		5,414		6,457		7,846		8,576		10,253
Deduct:
Dividends on preferred stock	—		—		—		—		1,241		590
Total earnings available for fixed charges	$9,667		$12,950		$12,411		$10,459		$12,182		$7,552

Fixed charges:
Total interest expense	$2,808		$5,313		$6,349		$7,745		$7,246		$9,584
Interest portion of rent expense	76		101		108		101		89		79
Dividends on preferred stock	—		—		—		—		1,241		590
Total fixed charges	$2,884		$5,414		$6,457		$7,846		$8,576		$10,253

Ratio of earnings to fixed charges(a)	3.35	x	2.39	x	1.92	x	1.33	x	1.42	x	0.74	x

(a) Earnings were insufficient to cover fixed charges for the year ended December 31, 2008 by $2.7 million.

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